Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Updated Clinical Data from Phase 2 SPiReL Study Evaluating DPX-Survivac as a Combination Therapy in r/r DLBCL Presented at 61st American Society of Hematology (ASH) Annual Meeting

7/9 (77.8%) evaluable subjects exhibited clinical benefit, including three complete responses and two partial responses

Reproducible survivin-specific T cell responses and favorable safety profile observed in all seven subjects that achieved clinical benefit on treatment

Top-line results from SPiReL study & launch of an IMV-sponsored study in r/r DLBCL are planned in 2020

IMV will host a conference call and webcast on Monday, December 9, 2019 at 8:00am EST

Dartmouth, Nova Scotia, December 8, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that updated results from SPiReL, an ongoing Phase 2 investigator-sponsored study of DPX-Survivac in combination with pembrolizumab in patients with recurrent/refractory diffuse large B-cell lymphoma (r/r DLBCL), were presented in a poster session at the 61st American Society of Hematology (ASH) Annual Meeting in Orlando, FL. The poster, which included additional data collected between the abstract submission and the presentation, continued to demonstrate a favorable therapeutic profile and treatment-associated clinical benefit in r/r DLBCL patients who received the DPX-Survivac combination regimen.

“These updated data show encouraging clinical activity in patients treated with a DPX-Survivac combination regimen for recurrent/refractory diffuse large B-cell lymphoma,” said Neil Berinstein, MD, FFCPC, ABIM, hematologist at Sunnybrook Health Sciences Centre and lead investigator for the clinical trial. “In contrast, both to standard-of-care treatments and other immunotherapeutic approaches in development, to observe this clinical benefit alongside a favorable safety profile highlights DPX-Survivac’s potential to reach this patient population in dire need of better treatment options.”

“These results demonstrate a robust response in evaluable patients who received the combination regimen including DPX-Survivac, which continues to exhibit a promising therapeutic profile for patients with hard-to-treat cancers,” said Joanne Schindler, M.D., D.V.M., Chief Medical Officer of IMV. “These data further validate DPX-Survivac’s novel mechanism, extending previously documented results in solid cancers now to survivin-expressing hematologic malignancies, and support the hypothesis that our lead candidate works well in combination with checkpoint inhibitors. We believe this represents a potentially meaningful alternative to more toxic chemotherapy regimens; and, with this foundation, we look forward to topline results from this study as we prepare to launch an IMV-sponsored study in r/r DLBCL in 2020.”

Updated Clinical Data from the SPiReL Study
In the poster presentation at ASH, Dr. Berinstein reported updated clinical results from the ongoing Phase 2 SPiReL study. Highlights of this preliminary data are outlined below:

  7/9 (77.8%) evaluable subjects exhibited clinical benefit, including three (33.3%) complete responses and two (22.2%) partial responses;

  Reproducible survivin-specific T cell responses observed in all subjects that achieved clinical responses on treatment;

  One subject, who received three prior lines of systemic therapies and failed autologous stem cell transplant, reached a complete response at the first on-study scan following treatment with the DPX-Survivac combination regimen and remains free of disease recurrence after completing the study; and

  Clinical benefits and favorable toxicity profile observed in a heterogenous population of r/r DLBCL patients, including patients of advanced age and/or with comorbidities, who are more susceptible to adverse effects and more difficult to treat.

As of December 1, 2019, 17 subjects have been enrolled in the study.

Conference Call Information:

IMV will host a conference call and webcast on Monday, December 9, 2019 at 8:00 a.m. EST to discuss the DPX-Survivac clinical results presented at ASH.

Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (International) using the conference ID number: 8796370. Other interested parties will be able to access the live audio webcast at this link: http://bit.ly/IMV_ASH19.

The webcast will be recorded and available on the IMV website for 30 days following the call. The poster and the webcast will available on the Investors section of the company’s website, under “Events, Webcasts & Presentations”.

About the SPiReL Study

“SPiReL” is a Phase 2 non-randomized, open label, efficacy and safety study. Eligible subjects have persistent or recurrent/refractory DLBCL, confirmed expression of survivin and are not eligible for curative therapy. Study treatment includes administering two doses of 0.5 mL of DPX-Survivac 3 weeks apart followed by up to six 0.1 mL doses every 8 weeks. Intermittent low dose cyclophosphamide is administered orally at 50 mg twice daily for 7 days followed by 7 days off. Pembrolizumab 200 mg is administered every 3 weeks. Study participants continue active therapy for up to one year or until disease progression, whichever occurs first.

The primary objective of this study is to document the response rate to this treatment combination using modified Cheson criteria. Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable CD8+ T cell generation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as a single regimen, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com